Exhibit 99.1

Brooge Energy Ltd. Announces Receipt of Nasdaq Non-Compliance Letter

NEW YORK, May 27, 2022, Brooge Energy Ltd, (“Brooge Energy” or the “Company”), is a Cayman Islands-based infrastructure provider which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services. The Company conducts the business and operations through its subsidiary Brooge Petroleum and Gas Investment Company FZE (BPGIC). BPGIC is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company announced today that it has received a letter from The Nasdaq Stock Market dated May 23, 2022 (the “Notice”), stating that the Company is not in compliance with Listing Rule 5250(c)(1) The Company is not in compliance as it has not yet filed its Form 20-F for the period ended December 31, 2021 (the “Filing”). The Company has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the SEC regarding the financial statements of the Company. The Company is cooperating with the SEC fully.

The Notice does not impact the Company’s listing on the Nasdaq Capital Market at this time, provided that the Company cures the deficiency under Nasdaq Listing Rule 5250(c)(1) within the time period specified by the applicable rule. Consistent with Nasdaq Listing Rule 5250(c)(1), and as set forth in the Notice, the Company has 60 calendar days to submit a plan to regain compliance and if accepted, Nasdaq can grant an exception of up to 180 calendar days from the Filing’s due date, or until October 28, 2022, to regain compliance.

The Company is making all efforts to file the 2021 Form 20-F as soon as possible.

About Brooge Energy Limited

Brooge Energy Ltd, (“Brooge Energy” or the “Company”), is a Cayman Islands-based infrastructure provider which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services. The company conducts the business and operations through its subsidiary Brooge Petroleum and Gas Investment Company FZE (BPGIC). BPGIC is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE Its business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto or Kathleen Heaney
+1 212-896-1254
BROG@kcsa.com